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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 6)*

Neurogen Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

64124E 10 6

(CUSIP Number)

Thomas J. Tisch
667 Madison Avenue
New York, NY 10021
(212) 545-2927

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 30, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 64124E106                                       Page 2 of 14 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Andrew H. Tisch
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                         111,943
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,223,982
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 111,943
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         1,223,982
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,335,925
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 64124E106                                       Page 3 of 14 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Daniel R. Tisch
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                         111,943
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,223,982
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 111,943
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         1,223,982
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,335,925
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 64124E106                                       Page 4 of 14 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          James S. Tisch
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                         111,943
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,223,982
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 111,943
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         1,223,982
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,335,925
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 64124E106                                       Page 5 of 14 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Thomas J. Tisch
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                         111,943
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,223,982
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 111,943
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         1,223,982
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,335,925
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 64124E106                                       Page 6 of 14 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Julian C. Baker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                         36,533
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               384,600
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 36,533
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         384,600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          421,133
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 64124E106                                      Page 7 of 14 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Felix J. Baker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                         25,025
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               384,600
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 25,025
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         384,600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          409,625
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 64124E 10 6	Page 8 of 14 Pages

                This Amendment No. 6 to Schedule 13D amends, restates and supplements the statement on Schedule 13D previously filed by Four Partners, a New York general partnership, and other entities and individuals with the Securities and Exchange Commission.

Item 2.	Identity and Background.

                Item 2 is restated in its entirety to state the following:

                This statement is being filed by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Julian C. Baker and Felix J. Baker (the “Reporting Persons”), each of whom is a United States citizen.

                The business address of Andrew H. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Office of the President and Chairman of the Executive Committee of Loews Corporation (a public company primarily engaged in insurance and tobacco), 667 Madison Avenue, New York, N.Y. 10021.

                The business address of Daniel R. Tisch is c/o Mentor Partners, L.P., 500 Park Avenue, New York. N.Y. 10022. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: General Partner, Mentor Partners, L.P. (a partnership engaged in investment activities), 500 Park Avenue, New York., N.Y. 10022.

                The business address of James S. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Office of the President, President and Chief Executive Officer of Loews Corporation (a public company primarily engaged in insurance and tobacco), 667 Madison Avenue, New York, N.Y. 10021.

                The business address of Thomas J. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Managing Partner of FLF Associates and Manager of Four Partners and 4-14 Partners (entities engaged in investment activities), 667 Madison Avenue, New York, N.Y. 10021.

                The business address of Julian C. Baker is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment is providing investment management services to members of the Tisch family, various entities that are owned by or created for the benefit of members of the Tisch family and various other investment entities.

                The business address of Felix J. Baker is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment is providing investment management services to

CUSIP No. 64124E 10 6	Page 9 of 14 Pages

members of the Tisch family, various entities that are owned by or created for the benefit of members of the Tisch family and various other investment entities.

                During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

                Because of family and business relationships among the Reporting Persons, they are filing jointly as if they constitute a group solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person except to the extent that beneficial ownership is expressly reported herein.

Item 3.	Source and Amount of Funds or Other Consideration.

                The source and amount of funds or other consideration used to purchase the securities acquired during March 2001 was as follows:

Purchaser Baker Biotech Fund I, L.P. Baker/Tisch Investments, LLC	Source of Funds Working capital Working capital	Aggregate Purchase Price $3,666,862.87 $ 787,874.00

Item 5.	Interest in Securities of the Issuer.

                The following transactions were effected during the sixty days preceding the date hereof. None of the Reporting Persons above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

Baker Biotech Fund I, L.P. made the following purchases of Common Stock on The Nasdaq Stock Market:

Date	No.	Price/Share

3/15/01	16,300	$22.1810
3/16/01	14,700	$21.7301
3/19/01	100,000	$20.9763
3/20/01	2,900	$20.0000
3/22/01	3,300	$18.3480
3/23/01	1,000	$19.5398
3/26/01	800	$21.6655

CUSIP No. 64124E 10 6	Page 10 of 14 Pages

3/27/01	25,000	$21.1250
3/28/01	2,400	$20.7715
3/29/01	6,450	$21.2326
3/30/01	850	$21.0625

Baker/Tisch Investments, LLC made the following purchases of Common Stock on The Nasdaq Stock Market:

Date	No.	Price/Share

3/22/01	3,000	$18.3480
3/27/01	25,000	$21.1250
3/28/01	2,400	$20.7715
3/29/01	6,450	$21.2326
3/30/01	850	$21.0625

                Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

CUSIP No. 64124E 10 6	Page 11 of 14 Pages

Name of Owner	Number of Shares		% of Class Outstanding (1)

Four Partners	488,800		2.8%
Four-Fourteen Partners	300,000		1.7%
Andrew Tisch GRAT II	346,940		2.0%
Daniel Tisch GRAT II	346,940		2.0%
James Tisch GRAT II	346,940		2.0%
Thomas Tisch GRAT II	346,940		2.0%
Andrew Tisch 2000 GRAT IV	88,242		0.5%
Daniel Tisch 2000 GRAT IV	88,242		0.5%
James Tisch 2000 GRAT IV	88,242		0.5%
Thomas Tisch 2000 GRAT IV	88,242		0.5%
Andrew H. Tisch	43,805		0.3%
Andrew H. Tisch 1995 Issue Trust #1	34,069		0.2%
Andrew H. Tisch 1995 Issue Trust #2	34,069		0.2%
Daniel R. Tisch	43,805		0.3%
Daniel R. Tisch 1999 Trust	68,138		0.4%
James S. Tisch	43,805		0.3%
James S. Tisch 1995 Issue Trust	68,138		0.4%
Thomas J. Tisch	43,805		0.3%
Thomas J. Tisch 1994 Issue Trust	68,138		0.4%
Baker/Tisch Investments, LLC	95,050		0.5%
Baker Bros. Investments, LLC	57,350		0.3%
Baker Biotech Fund I, L.P.	173,700		1.0%
FBB Associates	58,500		0.3%
Julian C. Baker	36,533	(2)	0.2%
Felix J. Baker	25,025	(3)	0.1%

Total	3,423,458		19.6%

(1)	The ownership percentages set forth in the table above are based on 17,396,215 shares of Common Stock outstanding as of March 1, 2001, which information was reported on the Issuer's Form 10-K for the fiscal year ended December 31, 2000.

(2)	Includes 16,200 shares of Common Stock and options to purchase 20,333 shares of Common Stock that have vested or will vest within 60 days.
(3)	Includes 4,692 shares of Common Stock and options to purchase 20,333 shares of Common Stock that have vested or will vest within 60 days.

                The beneficial owners of the shares listed above are as follows:

(1)	By virtue of their status as trustees of the respective GRATs, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to beneficially own shares owned by those GRATs of which he is trustee and may be deemed to have power to vote or direct the vote and dispose or direct the disposition of those shares.

(2)	By virtue of their status as managing trustees of the trusts which are the general partners of Four Partners (“FP”), Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas

CUSIP No. 64124E 10 6	Page 12 of 14 Pages

J. Tisch may be deemed to have shared beneficial ownership of shares owned by FP and shared power to vote or direct the vote of and to dispose or direct the disposition of those shares.
(3)	By virtue of their status as trustees of the trusts which are members of Four-Fourteen Partners (“4-14P”), partners of the partnerships that are members of 4-14P and partners of the partnerships that are partners of the partnerships that are members of 4-14P, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by 4-14P and shared power to vote or direct the vote of and to dispose or direct the disposition of those shares.

(4)	By virtue of his status as manager of FP and 4-14P, Thomas J. Tisch may be deemed the beneficial owner of the shares owned by FP and 4-14P and to have power to vote or direct the vote and to dispose or direct the disposition of those shares.

(5)	By virtue of his status as trustee of Andrew H. Tisch 1995 Issue Trust #1 and Andrew H. Tisch 1995 Issue Trust #2, Andrew H. Tisch may be deemed the beneficial owner of the shares owned by those trusts and may be deemed to have power to vote or direct the vote and dispose or direct the disposition of those shares. By virtue of their status as trustees of Daniel R. Tisch 1999 Trust, James S. Tisch 1995 Issue Trust and Thomas J. Tisch 1994 Issue Trust, each of Daniel R. Tisch, James S. Tisch and Thomas J. Tisch, respectively, may be deemed to beneficially own shares owned the respective trust and may be deemed to have power to vote or direct the vote and dispose or direct the disposition of those shares.

(6)	Julian C. Baker and Felix J. Baker, by virtue of their ownership of the entities that have the power to control the investment decisions of Baker/Tisch Investments, LLC, Baker Bros. Investments, LLC and Baker Biotech Fund I, L.P., may be deemed to beneficially own shares owned by these entities and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such, may be deemed to beneficially own shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Item 7.	Material to be filed as Exhibits.
Exhibit 1.	Agreement regarding the joint filing of this statement.

CUSIP No. 64124E 10 6	Page 13 of 14 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

April 10, 2001

/s/ Andrew H. Tisch Andrew H. Tisch /s/ Daniel R. Tisch Daniel R. Tisch /s/ James S. Tisch James S. Tisch /s/ Thomas J. Tisch Thomas J. Tisch /s/ Julian C. Baker /s/ Felix J. Baker Felix J. Baker

CUSIP No. 64124E 10 6	Page 14 of 14 Pages

AGREEMENT

                In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment to Schedule 13D dated April 10, 2001 relating to the Common Stock, $0.025 par value per share, of Neurogen Corporation, as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

April 10, 2001

/s/ Andrew H. Tisch Andrew H. Tisch /s/ Daniel R. Tisch Daniel R. Tisch /s/ James S. Tisch James S. Tisch /s/ Thomas J. Tisch Thomas J. Tisch /s/ Julian C. Baker /s/ Felix J. Baker Felix J. Baker